Exhibit 99.1

PENN WEST ANNOUNCES THE SALE OF SLAVE POINT AND NON-CORE ASSETS

FOR CASH PROCEEDS OF APPROXIMATELY $230 MILLION

CALGARY, March 21, 2016 - PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE.BC) (“Penn West”, “we”, “us” or “our”) is pleased to announce that it has entered into a definitive agreement for the sale of its properties in the Slave Point area of Northern Alberta for cash consideration of $148 million, subject to closing adjustments customary in transactions of this nature.

Penn West is also pleased to announce that so far this year it has closed or entered into either definitive agreements or letters of intent to sell some of its non-core assets for aggregate cash consideration of approximately $80 million which, together with the proceeds from the sale of Slave Point, brings the total expected cash consideration from asset dispositions this year to approximately $230 million. These non-core asset sales are expected to close by the end of the second quarter. Penn West’s asset disposition program has now raised over $1 billion in cash proceeds since the beginning of 2015.

“Although Slave Point has long been one of our core assets, given the current outlook for commodity prices, we had no development activity planned for at least the balance of this year. The proceeds from the sale of Slave Point and some of our non-core assets will help to strengthen our balance sheet and improve our financial flexibility and our overall corporate metrics,” commented David Dyck, Senior Vice President and Chief Financial Officer of Penn West. “While we believe that Slave Point offers upside, the extension of our Viking play and recent Cardium performance provide us with ample development and growth opportunities and the most attractive rates of return in our portfolio. We are confident that our over 1,400 sections of land between those two plays will give us significant running room going forward.”

The sale of Slave Point is expected to lower Penn West’s corporate per barrel operating costs and reduce corporate decline rates. As a result of limited development capital allocated to Slave Point during 2015 and 2016, expected production declines for this area are approximately 35% and operating costs are estimated to increase to approximately $24.00 per boe over the remainder of the year.

The following are some of the key metrics and implied transaction multiples for the Slave Point properties based on our full year 2016 forecast:

Production (1)	3,900 boe/d
Liquids Weighting (1)	97%
Operating Cost (1)	$20.00/boe
Field Netback (1)(2)	$15.00/boe
Implied Production Multiple (1)	$37,950/boe/d
Implied Net Operating Income (NOI) Multiple (1)(2)	7 times

(1)	Based on full year 2016 forecast
(2)	Assumes C$40/bbl Edmonton Par in Q1’16 and C$50/bbl Edmonton Par for the balance of 2016

The effective date of the sale of Slave Point is January 1, 2016 and closing is expected to occur during the second quarter of 2016, subject to the receipt of all necessary regulatory approvals and the satisfaction of closing conditions customary in transactions of this nature. RBC Capital Markets acted as our exclusive financial advisor on this disposition.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE.BC”.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the non-core assets sales are expected to close by the end of the second quarter, that the sale of our Slave Point properties is expected to lower our corporate per barrel operating costs and reduce our corporate declines, that we expect production declines of approximately 35% and operating costs to increase to approximately $24.00 per boe over the remainder of the year , the key metrics and implied transaction multiples for the Slave Point properties based on our full year 2016 budget, and the effective date and the expected closing date of the sale of our Slave Point properties.

The key metrics for the Slave Point properties set forth in this press release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future-oriented financial information contained in this press release are based on assumptions about future events based on management’s assessment of the relevant information currently available. In particular, this press release contains projected operational information for 2016 for the Slave Point properties. The future-oriented financial information and financial outlooks contained in this press release have been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com